SHUMAKER, LOOP & KENDRICK, LLP
ATTORNEYS AT LAW

Paul R. Lynch (813) 227-2251 plynch@slk-law.com	Suite 2800 101 East Kennedy Blvd. Tampa, FL 33602 (813) 229-7600 Fax (813) 229-1660	OTHER OFFICES CHARLOTTE, NC COLUMBUS, OH TOLEDO, OH

Mailing Address P.O. Box 172609 Tampa, FL 33672-0609

July 16, 2008
VIA EDGAR AND FED EX
Mr. Jonathan Wiggins
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Saddlebrook Resorts, Inc. Item 4.01, Form 8-K, filed July 14, 2008 File number 002-65481
Dear Mr. Wiggins:
     On behalf of Saddlebrook Resorts, Inc. (the “Company”), set forth below are responses to your comment letter dated July 15, 2008, with respect to the Company’s Form 8-K filed on July 14, 2008. For your convenience, your comments are set forth in bold and followed by the Company’s response.
1.	Please amend Item 4.01 of your Form 8-K to disclose whether the former accountant’s report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification. See Item 304(a)(1)(ii) of Regulation S-K.

Response: We have revised the disclosure as requested.
2.	Also amend your Form 8-K to disclose any disagreements with the former accountant under Item 304(a)(l)(iv) of Regulation S-K during the two most recent fiscal years and the subsequent interim period. Include an updated letter

Mr. Jonathan Wiggins
July 16, 2008

from the former accountants addressing the revised disclosures in the amendment.

Response: We have revised the disclosure as requested. A new letter from the audit firm is attached to the Form 8-K/A.
     The Company acknowledges the following: that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     A marked copy of the amended Form 8-K has been sent to you, along with copies of this response letter, via FedEx.
     Should you require further clarification of any of the matters raised in this letter, please contact me at 813-227-2251.

Sincerely,

/s/ Paul R. Lynch

cc:	Mr. Thomas L. Dempsey Ms. Diane Hall